 Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

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November 6, 2006

VIA EDGAR

Jay Williamson and Pam Howell
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Services Acquisition Corp. International Proxy Statement on Schedule 14A File No. 000-32552

Dear Mr. Williamson and Ms. Howell:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), set forth below is an e-mail sent to the Staff on November 6, 2006. It has been requested that such e-mail be filed via EDGAR as correspondence. Pursuant to that request, please see the text of that e-mail below.

November 6, 2006 E-Mail

Pam:

Below is the proposed response to comment number 3. Unless I hear differently from you we will integrate it into the draft response letter sent earlier today.

SACI does not agree that management did not consider anything beyond general factors. The disclosure enumerates a number of specific valuation methods and analyses which were utilized, including comparable company and comparable transaction analyses and analyses based on traditional valuation metrics such as actual and potential sales, earnings and cash flow and book value (See, for example, the disclosure on pages 48 and 49 of the prior filing under the caption ‘‘Comparable company and comparable transaction valuation metrics’’ for a discussion of revenue and EBITDA metrics). However, it is true that SACI did not place a specific value on Jamba Juice but used those metrics solely to determine that the price it was paying for Jamba Juice was fair. Accordingly, the risk factor set forth below has been added to the proxy.

A stockholder may make a claim against SACI for taking actions inconsistent with its initial public offering prospectus as such stockholder may interpret the requirement that SACI's board of directors determine the fair value of acquisition targets based upon certain standards set forth in SACI's initial public offering prospectus differently than SACI's management interpreted such standards    and as a result, SACI may suffer monetary losses.  SACI's prospectus stated that the fair market value of a business to be acquired by SACI would be determined by its board of directors based upon standards generally accepted by the financial community such as actual and potential sales, earnings and cash flow and book value.  Although, SACI's board considered these factors, and concluded that the purchase price was fair to SACI, SACI did not determine a specific valuation of Jamba Juice at the time it entered into the merger agreement.  Accordingly, a stockholder may make a claim against SACI that it failed to comply with the terms of its initial public offering prospectus when evaluating the acquisition of Jamba Juice Company.

Although SACI would vigorously contest any such claim, it could incur considerable expense in defending such a claim.  If SACI were not successful, it would be liable for damages as determined by a court or may have to make payments in connection with settling such claim.